EXHIBIT 99.4

Chunghwa Telecom

July 10, 2015

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Jun 2015

1)	Sales volume (NT$ Thousand)

Period	Items	2015	2014	Changes	%
Jun	Net sales	19,138,399	18,764,178	(+)374,221	(+)1.99%

Jan-Jun	Net sales	113,390,115	110,834,147	(+)2,555,968	(+)2.31%

b Trading purpose : None